

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2013

Via E-mail
JoAnn Covington
General Counsel
Rocket Fuel Inc.
350 Marine Parkway
Marina Park Center
Redwood City, CA 94065

> **Re: Rocket Fuel Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 24, 2013**
> **CIK No. 0001477200**

Dear Ms. Covington:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to

process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

3.   In February 2013, a Reuter news article reported that according to "two sources familiar with the matter" you had selected Credit Suisse and Citigroup to lead your planned public offering, which could come later this year though precise timing and valuation have not been decided. Provide your analysis as to how this report comports with Section 5 of the Securities Act and outline the steps you have taken and will continue to take to keep matters relating to any submission about your offering confidential.

4.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

Cover Page

5.   Please delete the text "Artificial Intelligence. Real Results." that accompanies the logo on the cover page. Refer to Item 501 of Regulation S-K.

Prospectus Summary, page 1

6.   We note the risk factor on page 33 indicating that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Please disclose this information in the summary.

7.   With respect to data attributed to third party sources, such as Magna Global, IDC and eMarketer, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. Also, tell us if you or offering participants commissioned any of the third party reports you reference or whether any of the reports were prepared for this offering.

Risk Factors, page 13

8.   We note your statements in the introductory paragraph that the risks described are not the only ones you face and that additional risks and uncertainties of which you are currently unaware or that you currently believe are not material may exist. Please clarify that the ensuing discussion covers all material risks or disclose all known material risks and remove language suggesting that there may be other significant risks.

9.   Please evaluate each of your risk factor headings to ensure that each clearly and specifically states the material risk to investors that is a consequence of the condition or uncertainty that you identify. Readers should be able to read the risk factor headings and

come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. For example, but without limitation, please revise the following risk factor headings in response to this comment:

- Potential 'Do Not Track' standards or government regulation could, negatively impact our business;
- We may not be able to compete successfully against current and future competitors;
- Currently, our social media offering is entirely dependent upon access to Facebook's inventory through FBX;
- Fluctuations in the exchange rates of foreign currencies could result in currency transaction losses; and
- We have broad discretion in the use of net proceeds that we receive in this offering.

"Our international expansion subjects us to additional costs and risks…," page 19

10.   We note reference in this risk factor to a strategic agreement with a Japanese company. Please briefly discuss in the risk factor the significance of this agreement and tell us what consideration you gave to providing a description of the agreement and its terms in your business disclosure.

"Currently, our social media offering is entirely dependent…," page 21

11.   In order to provide more context for investors, please disclose in this risk factor the amount of your revenue in fiscal 2012 and the first quarter of fiscal 2013 attributable to your social media offering. Also, please advise what consideration you have given to filing your agreement with Facebook as an exhibit and describing the material terms of the agreement in your business discussion.

"Our ability to use our net operating losses…," page 32

12.   Please quantify your currently available net operating losses and, to the extent possible, the limits on the use of such losses due to past and future ownership changes.

Market and Industry Data, page 39

13.   We note the statement in this section that while you believe that the market position, market opportunity, and market size information included in the prospectus is "generally reliable, such information is inherently imprecise." Please clarify what "generally reliable" and "inherently imprecise" mean in this context or revise your statement to remove any implication that investors should not rely on the data you have provided

Use of Proceeds, page 40

14.   Revise to disclose, to the extent known, the approximate dollar amount of net proceeds you expect to allocate to each of the uses identified in this section. Refer to Item 504 of

Regulation S-K. Also, to the extent that you intend to use a material part of the proceeds of the offering to pay outstanding debt, disclose the interest rate and maturity of the indebtedness. Finally, although you state that you have no present commitments to complete any acquisitions, state whether you have any plans, arrangements or understandings to acquire any businesses or assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 51

15. Please revise your disclosures to discuss any significant trends or uncertainties in your advertising revenues and gross margins generated from display, mobile, social and video channels. Explain whether your advertising revenues and margins per impression from mobile devices, social and video channels are generally lower than those from display. As part of your response, please tell us the amount of advertising revenues attributable to display, mobile, social and video channels. We refer you to Section III.B of SEC Interpretive Release 33-8350.

16. We note that you present the number of active customers for each period presented. We further note that revenue recognized from all customers in 2011 grew approximately 75% in 2012. Please revise your disclosures to discuss the number of new customers, the retention rates for existing customers and the average spending per customer for each period presented or explain to us you why do not believe these metrics contribute meaningfully to understanding and evaluating your results of operations. We refer you to Section III.B of SEC Interpretive Release No. 33-8350.

Components of Our Results of Operations, page 52

17. Please revise your disclosures to provide a quantitative and qualitative analysis of how your revenues and gross margins are impacted by the total number of advertising impressions delivered and the CPM, or cost per mille (or cost per thousand impressions). This appears to be important and material information necessary to understanding your business and results of operations. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release 33-8350.

Liquidity and Capital Resources, page 63

18. Your disclosures appear to be a recitation of the changes and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.   As an example, please consider revising to disclose the day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 72

19. When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

20. Please revise your table on page 74 to include a column for the aggregate fair value of your options at each grant date.

21. Please revise your disclosures to describe in more detail the factors you considered in determining your selection of comparable companies. In this respect, you should further explain how you considered industry similarity, financial risk, company size, geographic diversification, growth and profitability. As part of your response, clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including inputs to stock options, common stock and discount rates.

22. Please revise your disclosures to provide an enhanced discussion of the significant factors contributing to the difference in fair value of your underlying common stock at each valuation date. This reconciliation should quantify the significant factors and assumptions made in determining the fair value of the underlying common stock. For instance, your disclosures should quantify the forward revenue estimates and market multiples you applied at each valuation date based on key metrics of comparable companies. As another example, your disclosures should quantify how changes in the non-marketability discount and weightings between valuation methods impacted the fair value determination at each respective valuation date. In addition, describe any significant intervening events within the company contributing to the difference in fair value at each valuation date.

23. Please explain why you believe that a straight-line methodology provides the most reasonable basis for determining the fair value of your common stock at interim dates between contemporaneous third-party valuations.

Management, page 95

24. Please disclose Ms. Bostrom's principal occupations and employment since January 2011. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions

Policies and Procedures for Related Party Transactions, page 112

25.   Please provide us with more information as to how you determined that Mr. Kokich does not have a direct or indirect material interest in the company's transactions with Razorfish such that those transactions do not need to be disclosed under Item 404(a).

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

26.   Please clarify why you did not present any borrowings on your line of credit during the year ended December 31, 2012. In this respect, we note the $4.0 million of borrowings on your line of credit during the three months ended March 31, 2012.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

27.   Your disclosures suggest that you recognize advertising revenues on a gross basis. Please clarify the terms of your revenue arrangements and provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45. As part of your response, please also address the following:

  •   Whether you have inventory risk for impressions purchased in advance;

  •   Whether the advertisers can seek remedies from you or the third party digital media content providers or publishers;

  •   Your performance obligations to the advertisers and the activities you perform in providing the service, including whether there are any minimum volume commitments to fulfill;

  •   The third party digital media content providers' or subscribers' performance obligations and activities they perform in providing the service;

  •   Whether you have discretion in terms of the selection of the websites on which you place ads; and

  •   Explain the contractual relationships between you, the advertising agency and the advertiser, including how pricing is determined and the specific activities performed by each party in providing the advertising service.

28.   Please further explain the advertising agency's role in the contract process and how the process differs, if at all, from that of arrangements entered into directly with the advertisers. Tell us whether the contract terms, billing arrangements, and/or revenue recognition policy differs when contracts are entered into directly with the advertisers

versus indirectly through the advertising agencies. In addition, tell us whether you pay any commissions or fees to the advertising agencies. If so, tell us the dollar amount of fees paid for each period presented; describe how you account for such fees; and tell us where you classify these fees in your consolidated statements of income. Also, please cite the specific guidance you considered in accounting for the revenues generated from and fees paid, if any, to advertising agencies.

29.   We note from your disclosures on page 20 that insertion orders may be cancelled by advertisers or their advertising agencies prior to the completion of a campaign without penalty. Please clarify the terms of these cancellation clauses including whether any revenues previously recognized under these arrangements are refundable and how you considered these terms in your revenue recognition policy.

30.   Please expand your disclosures to further explain how you determine the BESP for deliverables by considering multiple factors including, but not limited to, the prices you charge for similar offerings, market conditions, competitive landscape and pricing practices.

Note 2 Fair Value Measurements, page F-14

31.   Your disclosures on page F-15 state "As of March 31, 2013, the company did not have any Level 3 financial assets or liabilities." Please reconcile this statement with your table on page F-16 that presents the convertible preferred stock warrant as a Level 3 liability as of March 31, 2013.

Note 7. Debt, page F-17

32.   Please revise your disclosures to include the combined aggregate maturities for your long-term borrowings for each of the five years following your latest balance sheet as of March 31, 2013. In this respect, we note that your long-term debt increased significantly during the three months ended as of March 31, 2013. We refer you to ASC 470-10-50-1.

Note 10. Income Taxes, page F-27

33.   Explain why the amounts of deferred tax assets and liabilities presented on your consolidated balances sheets are the same for each period presented. For instance, the deferred tax assets and liabilities presented on your consolidated balance sheets were both $334,000 as of March 31, 2013.

34.   We note from your disclosure on page 54 that you pay income taxes in foreign jurisdictions in which you conduct business. Please revise your disclosures to include a description of the tax years that remain subject to examination by foreign tax jurisdictions. We refer you to ASC 740-10-50-15(e).

Note 11. Commitments and Contingencies, page F-29

35.   Please revise your disclosures to clarify whether you are currently party to any litigation or claims that could materially affect your business, results of operations, cash flows or financial position. In addition, explain how your policy of accruing for loss contingencies complies with the guidance in ASC 450.

Recent Sales of Unregistered Securities, page II-2

36.   For the shares of common stock issued in exchange for services from April 1, 2010 through March 31, 2013, disclose the dollar value of such shares. Refer to Item 701(c) of Regulation S-K.

Exhibit Index

37.   You indicate in the exhibit index that you intend to file the Internap Master Services Agreement as an exhibit to your registration statement. However, there does not appear to be any discussion of this agreement, its material terms or its significance to you in the registration statement. Please revise to describe this agreement in your prospectus or advise.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: <u>Via E-mail</u>
      Rachel B. Proffitt, Esq.
      Wilson Sonsini Goodrich & Rosati, P.C.